Exhibit 99.2
Postal Ballot Form

Infosys®
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<<City>> <<HOLDER_PIN>>
SPP. DEP. A/C : ADV/BGS/105
SLNO. <<SLNO>>

Postal Ballot Form

Registered Folio no. / DP ID no. / Client ID no.:	Number of shares held:
<<DPID>><<HOLDER_FOL>>	<<TOTAL_SHAR>>

I / We hereby exercise my / our vote in respect of the Ordinary/ Special Resolutions to be passed through postal ballot for the business stated in the Notice of the Company by conveying my / our assent or dissent to the said resolutions by placing a tick (✓) mark in the appropriate box below:

Item no.	Resolution summary	No. of shares	I assent to the resolution *Please tick (✓)*	I dissent to the resolution *Please tick (✓)*
1	Ordinary Resolution - Increase in authorized share capital to enable issue of bonus shares			
2	Special Resolution - Alteration of Clause V of Memorandum of Association to reflect the increase in the authorized share capital proposed under Item no. 1 for the issue of bonus shares			
3	Ordinary Resolution - Approval for the issue of bonus shares			
4	Ordinary Resolution - Appointment of Michael Gibbs as an Independent Director			

Place:

Date:

....
Signature of the Member

Electronic voting particulars

The e-voting facility is available at the link https://www.evoting.nsdl.com.. The electronic voting particulars are as follows:

EVEN (E-Voting Event Number)	User ID	Password
	<<USER_ID>>	**<<PWD>>**

The e-voting facility will be available during the following voting period:

Commencement of e-voting	End of e-voting
Tuesday, July 24, 2018 at 9:00 Hours IST	**Wednesday, August 22, 2018 at 17:00 Hours IST**

(contd...)

Notes :

1. Please read the instructions printed below carefully before filling this form and for e-voting, please refer to the instructions for voting through electronic means provided in the Postal Ballot Notice sent herewith.

2. The last date for the receipt of Postal Ballot Forms by the Scrutinizer is Wednesday, August 22, 2018 up to 17:00 Hours IST.

.Instructions

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the attached postage prepaid self-addressed Business Reply Envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if deposited in person or sent by courier / speed post at the expense of the member, will also be accepted.
2. Alternatively, a member may vote through electronic mode as per the instructions for voting through electronic means provided in the Postal Ballot Notice sent herewith.
3. The self-addressed envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.
4. This form should be completed and signed by the member. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named member and in his / her absence, by the next named member.
5. Consent must be accorded by placing a tick mark [✓] in the column, 'I assent to the resolution', or dissent must be accorded by placing a tick mark [✓] in the column, 'I dissent to the resolution'
6. The votes of a member will be considered invalid on any of the following grounds:
   a) if the Postal Ballot form has not been signed by or on behalf of the member;
   b) if the member's signature does not tally;
   c) if the member has marked his / her / its vote both for 'Assent' and also for 'Dissent' to the 'Resolution' in such a manner that the aggregate shares voted for 'Assent' and 'Dissent' exceeds total number of shares held;
   d) if the member has made any amendment to the resolution or imposed any condition while exercising his vote.
   e) if the Postal Ballot Form is incomplete or incorrectly filled;
   f) if the Postal Ballot Form is received torn or defaced or mutilated such that it is difficult for the Scrutinizer to identify either the member or the number of votes, or whether the votes are for 'Assent' or 'Dissent', or if the signature could not be verified, or one or more of the above grounds;
   g) if the form other than the one issued by the Company is used;
7. Duly completed Postal Ballot Forms should reach the Scrutinizer on or before Wednesday, August 22, 2018. If any Postal Ballot Form is received after this date, it will be considered that no reply from such member has been received.
8. A member may request for a duplicate Postal Ballot Form, if so required. However, the duly filled in duplicate Postal Ballot Forms should reach the Scrutinizer no later than the date specified in Item (7) above.
9. In case of shares held by companies, trusts, societies, etc., the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution / Power of Attorney/ attested specimen signatures etc. In case of electronic voting, documents such as the certified true copy of Board Resolution / Power of Attorney, along with attested specimen signatures, should be mailed to the Scrutinizer at evoting@infosys.com, with a copy marked to evoting@nsdl.co.in, or deposited at the registered office of the Company.
10. Members are requested NOT to send any other paper along with the Postal Ballot Form in the enclosed self-addressed postage prepaid envelopes in as much as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelopes would be destroyed by the Scrutinizer and the Company would not be able to act on the same.
11. A member need not use all his / her votes nor does he / she need to cast his / her votes in the same way.
12. Voting rights shall be reckoned on the paid-up value of the shares registered in the name of the member on the relevant date, i.e. Monday, July 16, 2018.
13. The Scrutinizer's decision on the validity of the postal ballot shall be final.
14. Only a member entitled to vote is entitled to fill in the Postal Ballot Form and send it to the Scrutinizer, and any recipient of the Notice who has no voting right should treat the Notice as an intimation only.

Attention to the members

The members are requested to note that SEBI has amended Regulation 40 of SEBI (LODR) Regulations 2015 vide the Notification dated June 8, 2018 and in terms of the said notification, requests for transfer except transmission or transposition of securities, held in physical form will not be processed after December 5, 2018. In this regard, members are requested to dematerialize the securities held in physical form on or before December 5, 2018.

Green Initiative

As responsible citizens, we would like to do our bit to protect our environment and reduce our carbon footprint. We request you, our valued shareholder, to join us in our endeavor to save the planet by registering your email to receive all communications electronically.

In case you hold securities of the Company in demat mode, kindly furnish your email ID to your Depository Participant (i.e., with whom you had opened your demat account). If you hold securities in physical mode, kindly furnish your email ID to the Company's Registrar & Share Transfer Agents, Karvy Computershare Private Limited ('RTA') at their email ID : einward.ris@karvy.com.

For more details, you may contact : investors@infosys.com.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362

investors@infosys.com
www.infosys.com